

VIA FACSIMILE AND U.S. MAIL

November 27, 2007

Ms. Tina Klocke
Chief Financial Bear, Secretary and Treasurer
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, Missouri 63114

> **Re: Build-A-Bear Workshop, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 14, 2007**
> **File No. 1-32320**

Dear Ms. Klocke:

        We have reviewed your response dated November 21, 2007 to our comment letter dated November 14, 2007 and have the following additional comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 8-K Filed November 14, 2007

1. We reviewed your response dated November 21, 2007 to our comment letter dated November 14, 2007. While we recognize that you include a brief description of the facts surrounding your restatement in Form 8-K and that you provide a reference to further disclosures in Form 10-Q/A, we do not believe such disclosures sufficiently describe the nature of the errors, particularly as they relate to the comprehensive income error. As such, please revise Form 8-K to provide a more detailed description of the nature of the restatements, the facts underlying your conclusion and the correction of the errors. Furthermore, please clarify the following items for us:

   - Provide us with a more detailed description of your previous accounting for the note receivable from Amsbra subsequent to the acquisition. In particular, tell us in detail how you treated the note receivable and the related note payable in the subsidiary's accounts in consolidation, including how you computed foreign currency translation adjustments subject to the restatement.

Additionally, tell us the amount of such translation adjustments for each quarterly period subsequent to the acquisition and the amount of the translation adjustments for each period had you properly accounted for the acquisition.

- Tell us exactly when you recorded the adjustment to increase goodwill and AOCI and reduce accounts payable. While your response suggests that the entry was recorded to the June 30, 2007 balance sheet, your disclosure on page 7 of Form 10-Q/A suggests that the entry was recorded to the December 30, 2006 balance sheet.

- Tell us how you arrived at the $6.1 million adjustment to AOCI and why you subsequently reduced comprehensive income by the same amount for both the thirteen and twenty-six weeks ended June 30, 2007 as disclosed in Form 10-Q/A. Likewise, tell us how you computed the adjustments to comprehensive income for the thirteen and twenty-six weeks ended July 1, 2006 as disclosed on page 8 of Form 10-Q/A. Additionally, while we note you disclosed the effect of the restatement on comprehensive income, please also tell us the other side of the journal entries for each period.

- Tell us what the $1.2 million adjustment to accounts payable represents and how you arrived at the amount.

- For each quarterly period since the acquisition, show us the effect of the error on your balance sheets and statements of comprehensive income.

* * * *

As appropriate, please amend your filing and respond to this comment within 5 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact me at (202) 551-3340 if you have questions regarding the comment. In my absence, you may contact William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Sarah Goldberg
Staff Accountant